UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

POINT.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507100

(CUSIP Number)

Haig S. Bagerdjian
2701 Media Center Drive

Los Angeles, California 90065

(818) 565-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730507100

1.	Name of Reporting Person Haig S. Bagerdjian
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,827,334 shares (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 6,827,334 shares (1)
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,827,334 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☒
13.	Percent of Class Represented by Amount in Row (11) 52.4%(2)
14.	Type of Reporting Person IN

(1) Includes, in addition to 6,327,334 shares owned of record by Mr. Bagerdjian, 500,000 shares underlying vested stock options granted to Mr. Bagerdjian.

(2) Based upon 12,536,906 shares of the Common Stock of Point.360 outstanding as of July 8, 2015.

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This Amendment No. 18 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as amended by Amendments Nos. 1 to 17 (the Schedule 13D, as amended by Amendments Nos. 1 to 17, being referred to herein as the “Schedule 13D”), previously filed by Haig S. Bagerdjian (“Mr. Bagerdjian”) with the Securities and Exchange Commission. The Schedule 13D and this Amendment relate to the common stock, no par value (the “Common Stock”), of Point.360, a California corporation (“Point.360”), the principal executive offices of which are located at 2701 Media Center Drive, Los Angeles, California 90065.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 8, 2015, Point.360 and Mr. Bagerdjian entered into a Sale Agreement Pursuant to Article 9 of the Uniform Commercial Code (the “Sale Agreement”) with Medley Capital Corporation, a Delaware corporation (“Medley”), Medley Opportunity Fund II LP, a Delaware limited partnership (“MOF II”), Congruent Credit Opportunities Fund II, LP, a Delaware limited partnership (“Congruent”), and Main Street Equity Interests, Inc., a Delaware corporation (“Main Street”). Medley, MOF II, Congruent and Main Street are referred to in this Amendment as the “Lenders.”

Pursuant to the Sale Agreement, among other things:

•	Point.360 acquired from the Lenders certain assets of Modern VideoFilm, Inc., a Delaware corporation, and its affiliated entities in a private sale conducted under applicable provisions of the New York Uniform Commercial Code following the default by Modern VideoFilm, Inc. of its obligations under secured loans made by the Lenders;

•	Point.360 issued to the Lenders, as consideration for the assets described in the preceding paragraph, 2,000,000 shares of Common Stock and warrants to purchase an aggregate of 800,000 shares of Common Stock at an exercise price of $0.75 per share;

•	Point.360 agreed to conduct an annual meeting of its shareholders in November 2015 for the purpose, among other things, of obtaining shareholder approval to amend the Bylaws of Point.360 to increase the authorized number of directors from five to seven and to elect two persons designated by Medley to the Board of Directors of Point.360;

•	The parties to the Sale Agreement agreed that, following shareholder approval of the increase in the size of the Board of Directors of Point.360 from five directors to seven directors, the following persons shall serve on the Board of Directors of Point.360: Mr. Bagerdjian, Greggory J. Hutchins, Sam P. Bell, G. Samuel Oki and J.R. DeLang, each of whom currently serves as a director, and two directors designated by Medley, who initially shall be James Frank and James Feeley;

•	Mr. Bagerdjian, Medley and MOF II each agreed to vote his or its shares of Common Stock in favor of the election of the seven directors identified in the preceding paragraph;

•	Following the expansion of the Board of Directors of Point.360 to seven directors, an affirmative vote of at least 66-2/3% of the directors (which shall include the vote of Medley’s designees) shall be required to approve a transaction constituting a “reorganization” under the California Corporations Code or any possible change of control transaction to which Point.360 or one of its subsidiaries is a party, with a change of control transaction defined to include, without limitation, any transaction (by stock sale, merger, consolidation or otherwise) in which any person or entity (or group of persons or entities) acquires 50% or more of the voting securities of Point.360 or any sale of all or any material portion of the assets of Point.360 or its subsidiaries (including, without limitation, equity interests in the subsidiaries of Point.360);

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•	Prior to the expansion of the Board of Directors of Point.360 to seven directors, the written consent of Medley shall be required to approve a transaction described in the preceding paragraph;

•	The voting obligations of Medley and MOF II described above shall terminate if, at any time, Mr. Bagerdjian beneficially owns less than 90% of the shares of Common Stock owned by him on July 8, 2015; and

•	Medley shall cease to be entitled to have any representatives on the Board of Directors of Point.360 if, at any time, Medley and MOF II (together with their affiliate transferees) beneficially own in the aggregate less than 90% of the shares of Common Stock acquired by them pursuant to the Sale Agreement.

By reason of the voting agreements described in this Item 4, Mr. Bagerdjian, Medley, MOF II and the other Lenders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 thereunder, and each member of such “group” may be deemed to be the beneficial owner of the shares of Common Stock owned by other members of the group. Mr. Bagerdjian expressly disclaims membership in any such group involving Medley or any other Lender, and Mr. Bagerdjian expressly disclaims beneficial ownership of any shares of Common Stock that are beneficially owned now or on any future date by Medley or any other Lender.

Item 5. Interest in Securities of the Issuer.

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Mr. Bagerdjian is the beneficial owner of 6,827,334 shares of Common Stock, constituting 52.4% of such class. Of such shares, (a) 6,327,334 shares are owned of record by Mr. Bagerdjian, who has sole power to vote, direct the vote of, dispose of, and direct the disposition of, such shares; and (b) 500,000 shares may be purchased by Mr. Bagerdjian from Point.360 upon the exercise of vested stock options granted to Mr. Bagerdjian.

Mr. Bagerdjian did not effect any transactions in the Common Stock during the sixty days prior to the date of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures in Item 4 of this Amendment are incorporated by reference into this Item 6.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Sale Agreement Pursuant to Article 9 of the Uniform Commercial Code, dated as of July 8, 2015, among Point.360, Haig S. Bagerdjian, Medley Capital Corporation, Medley Opportunity Fund II LP, Congruent Credit Opportunities Fund II, LP and Main Street Equity Interests, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Point.360 with the Securities and Exchange Commission on July 14, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2015	/s/ Haig S. Bagerdjian HAIG S. BAGERDJIAN

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